UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Presidio Property Trust, Inc.

(Name of issuer)

Series A Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

74102L303

(CUSIP number)

Jack K. Heilbron

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

760-471-8536

(Name, address and telephone number of person authorized to receive notices and communications)

March 22, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74102L303

(1)	Names of reporting persons Jack K. Heilbron
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,271,435(1)
	(8)	Shared voting power 20,014(2)
	(9)	Sole dispositive power 1,271,435(1)
	(10)	Shared dispositive power 20,014(2)

(11)	Aggregate amount beneficially owned by each reporting person 1,291,449(3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 8.2%(4)
(14)	Type of reporting person (see instructions) IN

(1) Consists of: (a) 951,554 shares of Series A Common Stock, par value $0.01 per share, of the Issuer (the “Shares”) held as follows:

(i)	859,409 Shares held directly, including 403,824 Shares underlying unvested restricted stock;

(ii)	11,755 Shares held by Puppy Toes, Inc., of which the Reporting Person is the controlling shareholder;

(iii)	300 Shares held by Mary R. Limoges Custodian FBO Connor Daniel Heilbron UGMA CA Until Age 18, of which the Reporting Person’s spouse is the custodian;

(iv)	300 Shares held by Mary R. Limoges Custodian FBO Jackson David Heilbron Heilbron UGMA CA Until Age 18, of which the Reporting Person’s spouse is the custodian;

(v)	238 Shares held by Centurion Counsel, Inc., of which the Reporting Person is the controlling shareholder;

(vi)	79,552 Shares held by Centurion Counsel, Inc. on behalf of various account holders;

(b) 319,881 Shares issuable upon the exercise of Series A Common Stock Purchase Warrants (the “Warrants”) held as follows:

(i)	308,388 Warrants held directly;

(ii)	10,655 Warrants held by Puppy Toes, Inc.;

(iii)	Warrants held by Mary R. Limoges Custodian FBO Connor Daniel Heilbron UGMA CA Until Age 18;

(iv)	300 Warrants held by Mary R. Limoges Custodian FBO Jackson David Heilbron Heilbron UGMA CA Until Age 18; and

(v)	238 Warrants held by Centurion Counsel, Inc., of which the Reporting Person is the controlling shareholder.

(2) Consists of:

(i)	10,007 Shares held by the Reporting Person’s spouse; and

(ii)	10,007 Shares issuable upon exercise of Warrants held by the Reporting Person’s spouse.

(3) Represents an aggregate of 951,554 Shares and 329,888 Warrants, as described in footnotes (1) and (2).

(4) Percentage is based upon 14,463,802 shares of common stock outstanding as of 31, 2024 and 329,888 Shares issuable upon exercise of the Warrants.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on March 4, 2024 (the “Schedule 13D”), by Jack K. Heilbron (the “Reporting Person”) with respect to the Series A Common Stock, $0.01 par value per share, of Presidio Property Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4995 Murphy Canyon Road, Suite 300, San Diego, CA 92123.

Item 2. Identity and Background

(a)	This statement is being filed by Jack K. Heilbron (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 4995 Murphy Canyon Road, Suite 300, San Diego, CA 92123.

(c)	Reporting Person is the Chief Executive Officer, President and a Director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended and restated as follows:

On December 16, 2022, Mr. Heilbron used $4,001.01 in personal funds to purchase 4,000 shares of Common Stock on the open market at $1.01 per share.

On December 19, 2022, Mr. Heilbron used $3,000 in personal funds to purchase 3,000 shares of Common Stock on the open market at $1.00 per share.

On December 19, 2022, Mr. Heilbron used $1,980 in personal funds to purchase 2,000 shares of Common Stock on the open market at $0.99 per share.

On December 19, 2022, Mr. Heilbron used $1,272.83 in personal funds to purchase 1,300 shares of Common Stock on the open market at $0.9791 per share.

On December 19, 2022, Mr. Heilbron used $968 in personal funds to purchase 1,000 shares of Common Stock on the open market at $0.968 per share.

On December 19, 2022, Mr. Heilbron used $954 in personal funds to purchase 1,000 shares of Common Stock on the open market at $0.954 per share.

On December 19, 2022, Mr. Heilbron used $941 in personal funds to purchase 1,000 shares of Common Stock on the open market at $0.941 per share.

On December 22, 2022, Mr. Heilbron used $729.56 in personal funds to purchase 793 shares of Common Stock on the open market at $0.92 per share.

On May 18, 2023, Mr. Heilbron used $797 in personal funds to purchase 1,000 shares of Common Stock on the open market at $0.797 per share.

On May 18, 2023, Mr. Heilbron used $1,346.40 in personal funds to purchase 1,700 shares of Common Stock on the open market at $0.792 per share.

On May 18, 2023, Mr. Heilbron used $82 in personal funds to purchase 100 shares of Common Stock on the open market at $0.82 per share.

On June 15, 2023, Mr. Heilbron used $270.60 in personal funds to purchase 300 shares of Common Stock on the open market at $0.902 per share.

On June 20, 2023, Mr. Heilbron used $900 in personal funds to purchase 10,000 shares of Common Stock on the open market at $0.09 per share.

On June 23, 2023, Mr. Heilbron used $1,517.25 in personal funds to purchase 1,785 shares of Common Stock on the open market at $0.85 per share.

On August 17, 2023, Mr. Heilbron used $9,676 in personal funds to purchase 11,800 shares of Common Stock on the open market at $0.82 per share.

On August 22, 2023, Mr. Heilbron used $155.63 in personal funds to purchase 197 shares of Common Stock on the open market at $0.79 per share.

On September 5, 2023, Mr. Heilbron used $3,850 in personal funds to purchase 5,000 shares of Common Stock on the open market at $0.77 per share.

On September 5, 2023, Mr. Heilbron used $2,919.84 in personal funds to purchase 3,696 shares of Common Stock on the open market at $0.79 per share.

On March 22, 2024, 149,253 shares of Common Stock were granted to Mr. Heilbron as a bonus, which was equal to 1% of the value of the common stock of Conduit Pharmaceuticals Inc. (“Conduit”) owned by the Issuer, valued as of the close of trading on March 20, 2024. Mr. Heilbron elected to receive the entirety of the bonus in Shares.

Other than the Shares listed in the first paragraph of this Item 3, all other Shares directly held by the Reporting person have been granted to the Reporting Person in connection with his services to the Issuer as the Issuer’s Chief Executive Officer.

Other than the Warrants listed in the first paragraph of this Item 3, all other Warrants were issued as a dividend to all holders of our Common Stock as of the record date of January 14, 2022.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The information in Items 7-11 and Item 13 of the cover page of this Schedule 13D, including the accompanying footnotes, is hereby incorporated by reference into this Item 5.

(c)	Except for the transactions which are the subject of this Schedule 13D, there were no other transactions effected in the last 60 days by the Reporting Person.

(d)	Except as described herein with respect to indirect holdings by the Reporting Person, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is entitled to receive a bonus of 1% of the value of the Conduit common stock owned by the Issuer valued on the day which is six months and one day after the consummation of Conduit’s “de-SPAC” transaction. The Reporting Person may elect to receive all or a portion of the bonus in Shares. As disclosed in Item 3, the Reporting Person was issued the bonus on March 22, 2024 entirely in Shares.

Other than as described in the first paragraph of this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2024	By:	/s/ Jack K. Heilbron
Jack K. Heilbron